1185 Avenue of the Americas New York, New York 10036-4003 www.kslaw.com

Alex Gendzier
Direct Dial: 212/556-5815
Direct Fax: 212/556-2222
agendzier@kslaw.com

April 22, 2005

Division of Corporation Finance
Securities and Exchange Commission
450 5th Street NW
Washington, D.C. 20549
Attention: Michele M. Andersen, Esq.

RE:	Consolidated Communications Illinois Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 30, 2005
File No. 333-121086

     Dear Ms. Andersen:

     On behalf of Consolidated Communications Illinois Holdings, Inc. (the “Company”), we hereby enclose for your review Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-121086) (the “Registration Statement”) of the Company as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, pursuant to the Securities Act of 1933, as amended. An electronic version of the Registration Statement, revised in response to the comments of the Staff of the Commission (the “Staff”), has been concurrently filed with the Commission through its EDGAR system.

     Enclosed herewith please find:

•	five revised clean copies of the Registration Statement;

•	five copies of the Registration Statement that have been marked to reflect all changes made since the filing of Amendment No. 2 to the Registration Statement on March 30, 2005; and

•	a blacklined version of the draft of the opinion of King & Spalding LLP, Exhibit 5.1 to the Registration Statement.

     Set forth below are the Company’s responses to the Staff’s letter, dated April 12, 2005, relating to the Registration Statement. Each Staff comment is set forth in bold italics and is followed immediately by the Company’s response. Page number references are to pages in the Registration Statement.

ATLANTA · HOUSTON · LONDON · NEW YORK · WASHINGTON, D.C.

Securities and Exchange Commission
April 22, 2005

Dividend Policy and Restrictions, page 33

Pro forma Bank EBITDA and Estimated Cash Available to Pay Dividends, page 37

1.	We believe it is not appropriate to include pro forma adjustments associated with your initial public offering in the calculation of pro forma EBITDA and estimated cash available to pay dividends as presented on page 37. Revise the pro forma adjustment described in Note 12 to exclude the adjustments of $3,882 for the restatement of the restricted plan and $5,000 for professional service fees.

However, if these are permitted adjustments to Bank EBITDA, as defined in your amended and restated credit agreement, you may include these as adjustments in your calculation of pro forma Bank EBITDA, providing that you further revise your calculation of estimated cash available to pay dividends to subtract the cash costs attributed to these adjustments.

The Registration Statement has been revised to reflect the Staff’s comments. Specifically, the calculation of: (a) pro forma EBITDA excludes the adjustment associated with the elimination of the Company’s obligation to pay professional service fees; (b) pro forma Bank EBITDA includes the professional service fee adjustment, as permitted by the terms of the amended and restated credit agreement; and (c) estimated cash available to pay dividends has been reduced to reflect the cash costs attributed to the professional service fee adjustment. The non-cash adjustment due to the amendment and restatement of the restricted share plan has been excluded from both the calculation of pro forma EBITDA and pro forma Bank EBITDA.

Please note that we have also included in the calculation of pro forma Bank EBITDA the cash distributions the Company received from its investments in two cellular partnerships and its minority interest in East Texas Fiber Line Incorporated. These cash distributions are included within the definition of Bank EBITDA in the amended and restated credit agreement, but were incorrectly omitted in the Company’s prior filings.

Please see page 37 and the corresponding footnotes on pages 39 and 41.

2.	We believe it is not appropriate to exclude cash costs that were incurred in historical periods from your table on page 37 since the purpose of this table is to depict your ability to pay dividends in historical periods if your current dividend policy had been in place during those periods. Revise your calculation of estimated cash available to pay dividends as presented in the table on page 37 to subtract retention bonuses, severance costs, and cash items attributed to the acquisition of TXUCV from pro forma bank EBITDA.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 37.

Securities and Exchange Commission
April 22, 2005

Management, page 118

Long Term Incentive Plan, page 123

3.	We note the new disclosure of the incentive plan that the board intends to adopt upon completion of the offering. To the extent possible, provide more specific disclosure about the parameters that you will evaluate in determining whether cash bonuses are to be paid. Are the bonuses based on revenue levels or earnings goals that can be expressed in qualitative terms?

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 124.

Certain Relationships and Related Party Transactions, page 130,

4.	We note your response to prior comment 22. In addition to the example provided in our prior comment, we also believe that disclosing whether you believe the terms of the transactions are comparable to terms you could obtain from independent third parties assists investors in understanding to what extent you enter into transactions where persons or entities derive a benefit from a non-independent relationship with you. This disclosure also provides context with regard to the economic substance of the transaction. Accordingly, we believe you should provide the requested disclosure.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 133 and 134.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements, page P-1

          Note 7. Restricted Share Plan, page P-9

5.	We note your response to comment 26. We refer to the charge of $11.6 million to additional paid in capital and the $3.9 million charge to expense in your 2004 pro forma financial statements. However, it is still unclear how you intend to account for the compensation expense upon the offering consummation and why. Please clarify which shares will be vested and how you will record the corresponding compensation expense. In your response, please refer to the accounting literature that you relied upon in your determination.

In connection with the consummation of the offering, the restricted share plan will be amended and restated to, among other things, remove the provision that allows the Company to call vested shares upon the death, disability or voluntary or involuntary termination (other than for cause) of the grantee at the lesser of the fair market value of the vested shares or the value determined in accordance with a formula set forth in the plan. Under the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “

Securities and Exchange Commission
April 22, 2005

Accounting for Stock Issued to Employees”, and related interpretive literature, this amendment is considered to be a significant modification to the terms of the awards, which will result in the awards no longer being considered variable. Accordingly, the amendment and restatement will result in a new measurement date of January 1, 2004.

The Company has assumed that the fair market value of the restricted shares on the date of the amendment and restatement of the plan is equal to the current estimated offering price of $18 per share. Based upon this value, as well as the pro forma assumption that the offering and the measurement date both occurred on January 1, 2004, the first day of the period presented, the pro forma balance sheet reflects a $11.6 million increase to additional paid-in capital and a corresponding decrease to retained earnings for the 49.6% of the restricted shares that were vested as of the measurement date. The pro forma income statement reflects a $3.9 million compensation expense related to 16.8% of the restricted shares that vested in 2004. Additional compensation expense of $3.9 million will be recognized in each of the subsequent two years for 16.8% of the restricted shares that will vest in each such year.

For the 975,000 restricted shares issued in 2003, the original terms of the awards provided that 25% of such shares vested on each of December 31, 2004, 2005, 2006 and 2007. Concurrently with the amendment and restatement of the restricted share plan, the vesting schedule will be accelerated such that an additional 25% of the restricted shares granted in 2003 will vest upon the amendment and restatement of the plan, resulting in a total of 50% of the restricted shares issued in 2003 being vested. The remaining 50% will vest in three equal installments on each of the next three calendar year ends.

For the 25,000 restricted shares issued in 2004, concurrently with the amendment and restatement of the restricted share plan, the vesting schedule will be accelerated such that 25% of the restricted shares granted in 2004 will vest upon the amendment and restatement of the plan. The remaining 75% will vest in three equal installments on each of the next three calendar year ends.

Consolidated Communications Holdings, Inc. Financial Statements, page F-I

          Note 6. Investments, page F-I 6

6.	We refer to your equity method investment of GTE Mobilnet South Texas Limited Partnership. Considering Topic D-46: “Accounting for Limited Partnership Investments,” please tell us why you believe the equity method to be the most appropriate method of accounting for your interest in this company.

Upon further review of Topic D-46: “Accounting for Limited Partnership Investments”, the Company has determined that it is more appropriate to account for its 2.34% investment in GTE Mobilnet South Texas Limited Partnership (“South Texas”) on the cost method (rather than the equity method) due to the Company’s limited influence over South Texas’ operating and financial policies. Accordingly, the Company has revised the

Securities and Exchange Commission
April 22, 2005

Registration Statement to reflect this change in presentation for all periods subsequent to April 14, 2004, the date on which the Company acquired its 2.34% interest in South Texas in connection with the TXUCV acquisition.

The change from the equity method to the cost method does not result in a restatement of the Company’s audited financial results for the year ended December 31, 2004 since the income statement impact of the accounting for South Texas is essentially the same regardless of which method is used. This is because the Company received $3.2 million of cash distributions from South Texas during the period from April 14, 2004 through December 31, 2004, which exceeded the Company’s share of the earnings of South Texas by approximately $1.4 million. Accordingly, in accordance with the guidance provided by paragraph 19L of APB Opinion No. 18, the $1.4 million was applied as a reduction in the carrying amount of the South Texas investment and the remaining $1.8 million of cash distributions were recognized as dividend income in 2004.

Please see pages F-5, F-7, F-16 and F-17.

7.	In note 3, you state that you accounted for your acquisition of TXUCV using the purchase method. Please tell us how you determined the values assigned to your investments in GTE Mobilnet’s South Texas and RSA #17 Limited Partnerships at the time of acquisition and your basis for this determination.

At the time of the TXUCV acquisition on April 14, 2004, the Company assumed that the $27.8 million combined carrying value of the South Texas and GTE Mobilnet of Texas RSA #17 Limited Partnerships approximated their fair market value. In order to validate this assumption, the Company recently engaged an independent appraiser to perform a valuation of the two partnerships as of April 14, 2004. The independent appraiser arrived at their valuation of each partnership utilizing a combination of the comparable transaction method and market multiple method. As a result of its study, the Company has increased its combined valuation of these two partnerships by $5.9 million to $33.7 million as of April 14, 2004 and reduced goodwill by a corresponding $5.9 million.

Please see pages F-4, F-15 to F-18 and F-31.

8.	Include the audited financial statements of GTE Mobilnet of South Texas and GTE Mobilnet of Texas RSA #17 as required by Rule 3-09 of Regulation S-X.

The Company acknowledges the Staff’s comment and undertakes to promptly file the audited financial statements required by Rule 3-09 of Regulation S-X (the “RSA #17 Financial Statements”) in a subsequent pre-effective amendment to the Registration Statement once they have been completed.

In addition, because the Registration Statement does not currently contain the RSA #17 Financial Statements, neither the Company’s independent registered public accounting firm (Ernst & Young LLP), nor the independent registered public accounting firm that

Securities and Exchange Commission
April 22, 2005

prepared the audited financial statements for TXUCV (Deloitte & Touche LLP), have consented to the inclusion of their respective audit reports. However, both Ernst & Young LLP and Deloitte and Touche LLP have assured the Company that such consent will be granted once the RSA #17 Financial Statements have been included in the Registration Statement and after they have completed their required post-report review procedures.

          Note 8. Goodwill and Other Intangible Assets, page F-17

9.	We note the goodwill impairment charge of $10,147 recognized in 2004. In accordance with paragraph 47 of SFAS No. 142, revise to disclose:

•	a description of the facts and circumstances leading to the impairment;

•	the method of determining the fair value of the associated reporting unit; and

•	if the recognized impairment loss is an estimate that has not yet been finalized, and. if so, that fact and the underlying reasons.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page F-18.

10.	We note the impairment loss recognized for your tradenames. In accordance with paragraph 46 of SFAS No. 142, revise to disclose:

•	a description of the facts and circumstances leading to the impairment; and

•	the method of determining the fair value of the associated reporting units.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page F-18.

          Note 16. Restricted Share Plan, page F-28

11.	We note your response to comment 33. You state that compensation expense associated with the restricted shares is determined based upon the call provision formula, rather than the fair value of the common stock. It appears that you believe the compensation expense for the entire award should be based upon the call provision formula. Please tell us if the formula that you provided in your latest response represents your determination of the value of the call provision or the fair value of the restricted shares. Also provide us with the specific accounting literature that you considered in determining that compensation expense of the restricted stock awards can be based solely on the calculated amount of the call provision at each measurement date.

As described in response to comment 5 above, the amended and restated restricted share plan contains a provision that allows the Company to call vested shares at the lesser of

Securities and Exchange Commission
April 22, 2005

the fair market value of the vested shares or the value determined in accordance with a formula set forth in the plan. Since the formula results in a negative value, it was not necessary for the Company to determine the fair market value of the vested shares.

The Company relied upon Issue 23(d) of EITF Issue 00-23 to evaluate the call provision and the corresponding accounting treatment. Since the event that trigger’s the Company’s call right could be within the Company’s control (i.e., termination without cause), the Company believes that this call provision should be evaluated as if it were an active employer call pursuant to Issue 23(d). Also, since the call provision could potentially result in a repurchase amount that is less than the fair market value of the vested shares, it is presumed that the Company will repurchase vested shares when the call price is less than the fair market value and, therefore, variable accounting is required.

As a result of the foregoing, the plan is similar to a stock appreciation right whereby the Company would call any vested shares and pay the employee a cash payment based upon the plan provisions. Therefore, the Company has computed the expected payment and related compensation expense pursuant to the formula contained in the plan on each measurement date.

Exhibit 5.1, Legality Opinion

12.	We note your revised legal opinion in response to prior comment 38; however, counsel cannot assume that the registrant has taken all the necessary corporate action to authorize and approve the organizational documents and file the charter under state law, which is a legal conclusion that counsel must make as a necessary requirement of the ultimate legality opinion. Counsel may only assume that documents have been duly authorized, approved or delivered by parties other than the company. Please revise.

Exhibit 5.1 has been revised to delete the assumption that the Company has taken all necessary corporate action to authorize and approve the organizational documents. However, we continue to believe it is necessary, and consistent with legality opinions provided in similar offerings in which the registrant will undertake a reorganization subsequent to the effective date of the registration statement, to require that the Charter (as defined in the draft opinion enclosed herewith) first be filed with the Delaware Secretary of State because this is a necessary factual predicate to the opinions. The securities to be covered by our opinion will not exist until such time as the reorganization has been consummated and the Charter has been filed with the Delaware Secretary of State. Both of these events will occur subsequent to the date upon which our opinion is to be delivered. Accordingly, we respectfully submit that such a qualification is necessary for purposes of delivering the opinion required by Item 601(b)(5) of Regulation S-K in connection with this offering.

* * * *

Securities and Exchange Commission
April 22, 2005

     Please feel free to contact me, at (212) 556-2325, or Sterling Dorish, at (212) 827-4054, with any questions regarding the above responses.

Very truly yours,

/s/ Alex Gendzier

Alex Gendzier

cc:	Albert Pappas, Esq.
Terry French
Christine Bashaw

Exhibit 5.1

[King & Spalding LLP Letterhead]

_____________, 2005

Consolidated Communications Illinois Holdings, Inc.
121 South 17th Street
Mattoon, Illinois 61938-3987

Ladies and Gentlemen:

     We have acted as counsel to Consolidated Communications Illinois Holdings, Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance and sale by the Company and the sale by those selling stockholders of the Company named in the Registration Statement (the “Selling Stockholders”), of an aggregate of up to            shares (including            shares subject to an over-allotment option) of the Company’s Class A common stock, $0.01 par value per share (together with any additional shares of Class A common stock that may be issued by the Company in accordance with Rule 462(b) (as prescribed by the Commission under the Act) in connection with the offering described in the Registration Statement, the “Shares”).

     In our capacity as such counsel, we have examined (1) the Registration Statement, (2) a specimen certificate evidencing the Class A common stock, (3) the Company’s Amended and Restated Certificate of Incorporation (the “Charter”), (4) the Company’s Amended and Restated Bylaws (the “Bylaws”) and (5) the Reorganization Agreement, among the Company, Consolidated Communications Texas Holdings, Inc., Homebase Acquisition, LLC and the equity holders named therein, the latter four of which have been filed with the Commission as exhibits to the Registration Statement.

     We have reviewed such matters of law and examined original, certified, conformed or photographic copies of such other documents, records, agreements and certificates as we have deemed necessary as a basis for the opinions hereinafter expressed. In such review, we have assumed the genuineness of signatures on all documents submitted to us as originals and the conformity to original documents of all copies submitted to us as certified, conformed or photographic copies, and, as to certificates of public officials, we have assumed the same to be accurate and to have been given properly. We have relied, as to the matters set forth therein, on certificates and telegrams of public officials and representatives of the Company.

     Based upon the foregoing, and subject to the assumptions, qualifications and limitations set forth herein, we are of the opinion that:

Consolidated Communications Illinois Holdings, Inc.
___, 2005

1.	When the Charter has been filed with the Secretary of State of the State of Delaware, and upon payment for and delivery of the Shares to be sold by the Company (the “Company Shares”) in accordance with the applicable definitive underwriting agreement approved by the Board, the Company Shares will be validly issued, fully paid and nonassessable.

2.	When the Charter has been filed with the Secretary of State of the State of Delaware, the Shares to be sold by the Selling Stockholders will be validly issued, fully paid and nonassessable.

     This opinion is limited in all respects to the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). This opinion is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated herein.

     We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement, to the reference to our firm under the caption “Validity of Class A Common Stock” in the prospectus constituting part of the Registration Statement and to the incorporation by reference of this opinion and consent as exhibits to any registration statement filed in accordance with Rule 462(b) under the Act relating to the offering described in the Registration Statement.

Very truly yours,